

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Roy Mann
Co-Founder and Co-Chief Executive Officer
monday.com Ltd.
52 Menachem Begin Rd.
Tel Aviv-Yafo 6713701, Israel

> **Re: monday.com Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 21, 2021**
> **CIK No. 0001845338**

Dear Mr. Mann:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS on Form F-1 submitted April 21, 2021

Summary, page 1

1. You identify certain customers on page 2 and elsewhere. Please revise to clarify the significance of these customers to the company and the criteria used to select these customers for use in your prospectus. Clarify whether they are enterprise customers on your platform from which you separately generate more than $50,000 in ARR.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Milestones that Transformed Our Business, page 66

2. Your chart shows the growth of revenue from 2014 through 2020. To provide balanced context, please include the net income/losses for all years presented in the chart.

<u>Description of Share Capital and Articles of Association, page 133</u>

3.   We note that each of your two co-founders will hold a single founder share that, if voted together, will give your co-founders certain veto rights, including the ability to veto certain transactions whereby 25% of your outstanding share capital will be purchased or substantially all of your assets will be sold. Please tell us whether you received an opinion of counsel as to the legality of a class of shares with these rights under Israeli corporate law. Additionally, please revise the Acquisitions under Israeli Law and Anti-Takeover Measures sections to discuss the effects and implications of the founder shares' veto rights.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joshua Kiernan, Esq.